Exhibit 99.1

EXTENSION AGREEMENT

This Extension Agreement (this “Agreement”), dated March 3, 2020, is entered into by and between Gridsum Holding Inc., a Cayman Islands company (the “Company”), and FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios), an exempted company incorporated under the laws of the Cayman Islands and registered as a segregated portfolio company (“FutureX”). The Company and FutureX are referred to individually as a “Party” and collectively as the “Parties”. Capitalized terms used and not defined herein have the meanings set forth in the Note (as defined below).

RECITALS

A. On May 5, 2018, the Company issued to FutureX a convertible note in the principal amount of US$40 million (the “Note”), pursuant to which the Company shall pay to the order of FutureX the principal amount of the Note, plus accrued and unpaid interest thereon, on the maturity date of November 5, 2019. As of the date hereof, FutureX is the holder of the entire amount outstanding under the Note.

B. The Company acknowledges and agrees that, as of November 5, 2019, total outstanding amount under the Note due to FutureX was US$41,697,300.00 (the “Principal Amount”).

C. The Company further acknowledges and agrees that, between November 5, 2019 and December 31, 2019, additional interest payable to FutureX under the Note was US$286,569.00 (the “Original Interest”).

D. The Parties desire to extend the maturity date of the Note on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1 Extension; Extension Fee.

(a) Notwithstanding anything to the contrary in the Note, the Parties hereby agree that the principal amount of the Note (consisting of the Principal Amount, the Extension Fee (as defined below) and the Original Interest), together with the accrued and unpaid interest thereon starting from January 1, 2020, shall become due and payable on May 31, 2020 (the “New Maturity Date”). All references to “Maturity Date” in the Note are hereby amended to be references to “New Maturity Date”.

(b) In consideration of the foregoing, the Company shall pay to FutureX, in addition to the Principal Amount and the Original Interest, an extension fee in the amount of US$2,001,470.00 (the “Extension Fee”) on the New Maturity Date. Following the execution of this Agreement, the Extension Fee shall be deemed a part of the principal of the Note for purpose of the Note and this Agreement; provided that no interest shall accrue on the Extension Fee on or before the earliest of (i) the New Maturity Date, (ii) the date of an Event of Default occurring after the execution of this Agreement; and (iii) the Fundamental Change Repurchase Date if the Fundamental Change Repurchase Price has not been paid in full on such date (such earliest date, the “Trigger Date”).

Section 2 Interest and Principal Amount.

(a) The Original Interest shall become due and payable on the New Maturity Date. Following the execution of this Agreement, the Original Interest shall be deemed a part of the principal of the Note for purpose of the Note and this Agreement, provided that no interest shall accrue on the Original Interest on or before the Trigger Date.

(b) From and after January 1, 2020, the outstanding Principal Amount shall bear interest at a rate of 24.00% per annum until full and complete repayment or repurchase of the Note. Such interest shall be computed on the basis of the actual number of days elapsed and a year of 365 days, and shall be due and payable on the New Maturity Date. The Principal Amount together with the interest accrued pursuant to this Section 2(b) shall become due and payable on the New Maturity Date.

(c) From and after January 1, 2020, the interest specified in paragraph (b) above shall be (i) paid in lieu of, and not in addition to, any interest or default interest set forth in the Note, and (ii) deemed a part of the principal of the Note for purpose of the Note and this Agreement to the extent any such interest has not been paid on or before the Trigger Date.

(d) All amounts payable under the Note and this Agreement that are not punctually paid shall accrue interest from the Trigger Date, at a rate of 24% per annum until full and complete payment thereof, which interest shall be computed on the basis of the actual number of days elapsed and a year of 365 days.

Section 3 Waiver of Default; Withdrawal of Demand.

(a) FutureX hereby waives any prior or current Event of Default arising out of, or in connection with, any failure by the Company to pay any principal or interest under the Note prior to the date of this Agreement. For the avoidance of doubt, nothing herein shall be deemed a wavier of any Event of Default occurring after the execution of this Agreement.

(b) FutureX hereby withdraws any prior or current demand made by it or its representatives with respect to repayment of the Note, including without limitation its statutory demand under section 93 of the Companies Law of the Cayman Islands to the Company dated December 9, 2019. For the avoidance of doubt, nothing herein shall preclude FutureX from issuing a new demand or new statutory demand with respect to the repayment of the Note after the New Maturity Date or if earlier, the date of an Event of Default occurring after the execution of this Agreement.

Section 4 Certain Agreements.

(a) Notwithstanding anything to the contrary in the Note, the Company may, by prior written notice to FutureX, prepay all or any portion of any amount payable under the Note prior to the New Maturity Date. Any partial prepayment or payment of the Note shall be applied in the following order:

(i) first, towards payment of any accrued but unpaid interest under the Note;

(ii) second, towards payment of any unpaid Extension Fee and Original Interest proportionally; and

(iii) last, towards repayment of the outstanding principal of the Note (after full and complete payments of (i) and (ii) above).

(b) Unless otherwise agreed in writing by FutureX, from the date hereof until the full and complete repayment or repurchase of the Note, if the Company or any of its Subsidiaries completes any (i) debt or equity financing, or (ii) sale, transfer or other disposition of any of its properties or assets (including but not limited to the sale of equity interest of any Subsidiary of the Company) (the transactions described in (i) and (ii) above, the “Covered Transactions”), and to the extent the proceeds of such Covered Transaction received by the Company or any of its Subsidiaries are not necessary to satisfy its immediate, actual and critical working capital needs in the ordinary course of business consistent with past practice (in each case as determined in good faith by FutureX), the Company shall ensure that all such proceeds be applied towards repayment of the Note within three (3) Business Days of receipt by the Company or any of its Subsidiaries in accordance with Section 4(a).

(c) From the date hereof until the full and complete repayment or repurchase of the Note, the Company shall provide comprehensive access to FutureX and its representatives to the execution plan and progress on the Company’s debt and/or equity financing plans, including without limitation proposed refinancing of the Note, and one representative of FutureX shall be entitled, where appropriate, to participate in meetings and other communications between the Company, its representatives and/or professional advisors, on one hand, and any financing provider, on the other hand, in connection with such proposed refinancing.

(d) From the date hereof until the full and complete repayment or repurchase of the Note, the Company shall (i) afford FutureX and its representatives comprehensive access (including for inspection and copying) to the financial and operating information relating to the Company, its Subsidiaries and their respective businesses and operations, and appoint a dedicated individual to provide such financial and operating information as requested by FutureX, provided that nothing in this Section 4(d)(i) shall require the Company to provide access to or disclose any information to FutureX or its representatives to the extent such access or disclosure would violate any applicable law or any confidentiality commitment of the Company, provided, however, the Company shall use its reasonable best efforts to provide such access or information in a manner that provides as much information as is feasible without violating such law or confidentiality commitment, (ii) provide FutureX with monthly management accounts of the Company and its Subsidiaries as soon as reasonably practicable after they become available, and (iii) permit FutureX and its representatives to, during normal business hours following reasonable notice and without significantly interfering with the business of the Company or its Subsidiaries, discuss the affairs, finance and accounts of the Company and its Subsidiaries with the management or business heads of the Company and its Subsidiaries.

Section 5 Representations and Warranties. Each Party hereby represents and represents to the other Party that:

(a) It is duly incorporated and validly existing under the laws of the Cayman Islands.

(b) It has all requisite corporate power to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action on the part of such Party. This Agreement has been duly executed and delivered by such Party and, assuming due authorization, execution and delivery by the other Party, constitute legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforcement may be limited by general principles of equity or bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(c) The execution, delivery and performance by such Party of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate, conflict with or result in the breach of any provision of its memorandum and articles of association (or similar organizational documents), (ii) conflict with or violate any law applicable to it or any of its assets, properties or businesses, or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party.

Section 6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, without regard to the principles of conflict of laws.

Section 7 Dispute Resolution. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach or termination or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by HKIAC under the HKIAC Rules in force when the notice of arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The arbitration tribunal shall consist of three arbitrators to be appointed in accordance with the HKIAC Rules. Any Party may apply for a preservation order or seek other interim or injunctive relief, and judgment upon an award rendered in arbitration proceedings under this Note may be applied for and entered, in each case in any court of competent jurisdiction.

Section 8 Amendment. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by both Parties.

Section 9 Entire Agreement.

(a) This Agreement, the Note and the other documents delivered pursuant hereto and thereto constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to such subject matter.

(b) This Agreement amends and supplements the Note and for the avoidance of doubt, the terms of this Agreement shall be deemed incorporated into the Note and any reference to the Note hereunder shall be deemed a reference to the Note as amended and supplemented by this Agreement. The provisions of the Note (including without limitation Sections 2.4 and 2.5 thereof), to the extent not modified by this Agreement, shall apply to the terms of this Agreement as if this Agreement is a part of the Note. To the extent there is any conflict or inconsistency between any provision of this Agreement and any provision of the Note, provisions of this Agreement shall prevail. Except as amended or supplemented by this Agreement, the Note shall remain in full force and effect.

Section 10 Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the Parties’ intent in entering into this Agreement.

Section 11 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

Gridsum Holding Inc.

By	/s/ Ravi Sarathy
Name: Ravi Sarathy
Title: Chief Financial Officer

FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

By	/s/ Qian Zhang
Name: Qian Zhang
Title: Director